Exhibit 99.1

GDS to Hold Annual General Meeting on August 6, 2019

SHANGHAI, China, July 9, 2019 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it will hold its 2019 Annual General Meeting of Shareholders (the “AGM”) at Room F, 5th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong at 4:00 p.m. (China Standard Time) on August 6, 2019 (which is 4:00 a.m. (Eastern Daylight Time) on August 6, 2019).

Shareholders listed in the register of members at the close of business on July 10, 2019 (China Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Copies of the notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement, the Proxy Card and the Company’s 2018 Annual Report are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com and on the SEC’s website at www.sec.gov.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited